# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cingulate Inc., CIK 0001862150
CUSIP: 17248W303
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1901 W. 47TH PLACE, KANSAS CITY, Kansas (KS), 66205
Date of event which requires filing of this statement: 03/24/2026
Filed by CIK 0002106999
Persons authorized to receive notices and communications: Falcon Creek Capital Advisor, c/o Zhanpeng jiang, 21 Strathmore Road, Natick, Massachusetts (MA), 01760, (617) 899-8849

## Reporting persons
- Falcon Creek Capital Advisor LLC (CIK 0002106999): type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,856,766; sole dispositive power 0; shared dispositive power 3,856,766; aggregate amount beneficially owned 3,856,766 (28.5% of the class)
  Comment: See Item 5 below.
- Falcon Creek Technology Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 350,195; sole dispositive power 0; shared dispositive power 350,195; aggregate amount beneficially owned 350,195 (2.59% of the class)
  Comment: See Item 5 below.
- Ginkgo Capital Global Fund SPC - Xtalpi AI Fund SP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,506,571; sole dispositive power 0; shared dispositive power 3,506,571; aggregate amount beneficially owned 3,506,571 (25.91% of the class)
  Comment: See Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Cingulate Inc.
Address of issuer's principal executive offices: 1901 W. 47TH PLACE, KANSAS CITY, Kansas (KS), 66205

## Item 2. Identity and Background
Name of person filing: See Exhibit 99.6 for a complete description of the information called for by Items 1 through 7.
Residence or business address:
Falcon Creek Capital Advisor: c/o Zhanpeng Jiang, 21 Strathmore Road, Natick, MA 01760
Falcon Creek Technology Fund I: c/o Zhanpeng Jiang, 21 Strathmore Rd, Natick, MA 01760
Ginkgo Capital Global Fund SPC: c/o Zhanpeng Jiang, Rm 2901, Chinachem Century Tower, 178 Gloucester Rd, Wan Chai, Hong Kong
Present principal occupation or employment: The principal business of Falcon Creek Capital Advisor is as an advisory company specializing in the venture investment business. The principal business of Falcon Creek Technology Fund I is to hold venture capital and private equity investments, mostly in technology sector. The principal business of Ginkgo Capital Global Fund SPC is to hold a portfolio of investments in a broad area, including both public and private equities.
Criminal convictions in the last five years: During the last 5 years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last 5 years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Falcon Creek Capital Advisor is an Illinois limited liability company. Falcon Creek Technology Fund I is a Delaware limited partnership. Ginkgo Capital Global Fund SPC is registered in the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Exhibit 99.6 for a complete description of the information called for by Items 1 through 7.

## Item 4. Purpose of Transaction
Purpose of transaction: See Exhibit 99.6 for a complete description of the information called for by Items 1 through 7.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Exhibit 99.6 for a complete description of the information called for by Items 1 through 7.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment No. 1 on Schedule 13D/A is hereby incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: The only transaction in the shares of Common Stock that was effected by any Reporting Person during the past 60 days is the acquisition of the securities pursuant to the Purchase Agreement, as reported in Item 3 above, and hereby incorporated by reference in its entirety into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided and incorporated by reference in Items 3, 4 and 5 to this Schedule 13D is hereby incorporated by reference into this Item 6.

Other than as described in this Amendment No. 1 on Schedule 13D/A above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.6 Items 1 through 7

## Signatures
- Falcon Creek Capital Advisor LLC: /s/ Zhangpeng Jiang, President (03/26/2026)
- Falcon Creek Technology Fund I, LP: /s/ Zhangpeng Jiang, Managing Partner (03/26/2026)
- Ginkgo Capital Global Fund SPC - Xtalpi AI Fund SP: /s/ Zhangpeng Jiang, Investment Manager (03/26/2026)